Exhibit 7.01

May 7, 2020

The Board of Directors
China XD Plastics Company Limited
No.9, Nancheng 1st Road,
Pingfang District, Harbin,
Heilongjiang Province, P. R. China

Dear Sirs:

Mr. Jie Han (“Mr. Han”), Chief Executive Officer and Chairman of China XD Plastics Company Limited (the “Company”), XD. Engineering Plastics Company Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Han, (“XD Engineering”, together with Mr. Han, “we” or “us”), are pleased to submit this preliminary and non-binding proposal to acquire all outstanding shares of common stock (“Shares”) of the Company not currently owned by us at a purchase price of US$1.1 per Share in cash.

The US$1.1 per Share price represents a 19.6% premium over Company’s closing price on May 6, 2020, a premium of approximately 19.5% to its average closing price during the last 30 trading days, and a premium of approximately 4.9% to its average closing price during the last 60 trading days.

As you know, we currently beneficially own the Shares representing approximately 70% of the voting power and approximately 50.1% of the share capital of the Company. We agree that the Company’s board of directors should appoint a special committee of independent and disinterested directors to consider our proposed transaction and make a recommendation to the board of directors. We further agree that the special committee shall retain its own independent legal and financial advisors to assist in its review of our proposed transaction. We will not move forward with the transaction unless it is approved by such special committee.

We currently intend that following completion of the proposed transaction, the Company’s business will continue to be run in a manner that is generally consistent with its current operations and we do not currently contemplate making any significant changes in the Company’s strategic or operating philosophy or its business.

Given our knowledge of the Company, we are in a position to complete the transaction in an expedited manner and to promptly enter into discussions regarding a merger agreement with the special committee and its advisors providing for the acquisition of the remaining Shares that are not currently owned by us. We expect that the merger agreement will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type.

We intend to finance the proposed transaction with a combination of debt and equity capital. Equity financing is expected to be provided by us in the form of cash and rollover equity in the Company and through available cash at the Company. Debt financing is expected to be provided by loans from third party financial institutions, if required. We are confident that we can timely secure adequate financing to consummate the proposed transaction.

In considering our proposal, you should know that in our capacity as a shareholder of the Company we are interested only in acquiring the Shares not already owned by us and that in such capacity we have no interest in selling any of the Shares owned by us nor would we expect, in our capacity as a shareholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company.

We have engaged O’Melveny & Myers LLP as our legal advisor for the proposed transaction.

Due to our obligations under the securities laws, we intend to timely file a Schedule 13D amendment with the Securities and Exchange Commission to disclose this proposal. However, we are sure that you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed a definitive merger agreement relating to the proposed transaction or terminated our discussions.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

We believe that our proposal represents an attractive opportunity for the Company’s shareholders to receive a significant premium to the current and recent Share prices. We welcome the opportunity to meet with the special committee and/or its advisors to discuss our proposal.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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[Signature Page to Follow]

Sincerely,

Jie Han

/s/ Jie HAN

XD. Engineering Plastics Company Limited

By: /s/ Jie HAN
Name:  Jie HAN
Title:    Authorized Signatory